UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 11, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Exelixis, Inc.

File No. 000-30235 - CF#23896
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Exelixis, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on July 30, 2009 as amended and re-filed.

Based on representations by Exelixis, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through July 30, 2014
Exhibit 10.2	through July 30, 2014
Exhibit 10.4	through March 31, 2012
Exhibit 10.5	through March 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia G. Barros
Special Counsel